UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No......... )*

                        Walker Interactive Systems, Inc.
   ---------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
   ---------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    931664106
                    -----------------------------------------
                                 (CUSIP Number)

        Norman H. Pessin, 605 Third Ave., 19th Floor, New York, NY 10158

                               (tel: 212-476-5654)
   ---------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   May 9, 2001
                 -----------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / X /. (A fee is not required only if the reporting person: (has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

--------------------------------------------------------------------------------


                               Page 1 of 5 Pages

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the putpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

                               Page 2 of 5 Pages

--------------------------------------------------------------------------------
1)       Names of Reporting Persons, S.S or I.R.S. Identification Nos of Above
         Persons:

         SEP IRA F/B/O Norman H. Pessin
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a)  N/A
                  (b)
--------------------------------------------------------------------------------
3)       SEC Use Only

--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)

                                    PF
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) of 2(e)

--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:  USA


Number of               --------------------------------------------------------
Shares                  7)       Sole Voting Power: 787,000
Beneficially
owned by each           --------------------------------------------------------
Reporting Person        8)       Shared Voting Power: ------------
with
                        --------------------------------------------------------
                        9)       Sole Dispositive Power: 787,000

                        --------------------------------------------------------
                        10)      Shared Dispositive Power: -----------


------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person

         787,000
--------------------------------------------------------------------------------
12)      Check if the Aggregate Amount in Row (11) Excludes certain shares:  N/A

--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):  5.3%

--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):   IN

--------------------------------------------------------------------------------


                               Page 3 of 5 Pages

--------------------------------------------------------------------------------
ITEM 1: IDENTITY AND BACKROUND

      (a) Norman H. Pessin
      (b) Norman H. Pessin, 605 Third Ave., 19th Floor, New York, NY 10158
      (c) Retired
      (d) None
      (e) None
      (f) USA

ITEM 3: SOURCE AND AMOUNT OF FUNDS

      A total of 787,000 shares were purchased with $710,737 of funds in the SEP IRA Account F/B/O Norman H. Pessin.

ITEM 4: PURPOSE OF TRANSACTION

      The shares were purchased for investment. The filer reserves the right to seek changes in the management of the issuer in the future or in its business. No such plans currently exist.

ITEM 5: INTEREST IN SECURITIES OF THE ISSUER

      (a) The SEP IRA Account beneficially owns 787,000 or 5.3% of the outstanding shares of Common Stock of the issuer.

      (b) The SEP IRA Account has sole power of disposition over the 787,000 shares and sole power to vote the 787,000 shares.

      (c) The SEP IRA Account F/B/O Norman H. Pessin purchased an aggregate of 623,000 shares on April 18, 2001, May 1, 2001, May 2, 2001 and May 9, 2001 for a
total purchase price of $470,330.

      (d) Not Applicable

      (e) Not Applicable

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

      N/A


                               Page 4 of 5 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      N/A

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEP IRA ACCOUNT F/B/O NORMAN H. PESSIN

By:  /s/ Norman H. Pessin
     ------------------------
        Norman H. Pessin

June 1, 2001


                               Page 5 of 5 Pages